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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

| SEC FILE NUMBER |
|---|
| 8-37689 |

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___05/01/22___ AND ENDING ___04/30/23___
_____MM/DD/YY_____MM/DD/YY___

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Rhodes Securities, Inc._____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___306 W. 7th Street, Suite 1000_____
(No. and Street)

| ___Fort Worth___ | ___TX___ | ___76102___ |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| ___J. Gordon Rhodes___ | ___817/334-0455___ | ___gr@rsi2.com___ |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___McBee & Co., PC_____
(Name – if individual, state last, first, and middle name)

| ___718 Paulus Avenue___ | ___Dallas___ | ___TX___ | ___75214___ |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| ___09/22/2009___ | ___3631___ |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

FOR OFFICIAL USE ONLY

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __J. Gordon Rhodes__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Rhodes Securities, Inc.__, as of __July 31__, 2__023__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARILYN R. ZEHNTNER
My Notary ID # 125980802
Expires April 16, 2027

Notary Public

Signature: _(signed)_

Title: __CEO__

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# RHODES SECURITIES, INC.
## Contents

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**     1

FINANCIAL STATEMENTS

Statement of financial condition     2

Statement of income     3

Statement of changes in stockholders' equity     4

Statement of cash flows     5

Notes to the financial statements     6 – 12

Supplemental information pursuant to Rule 17a-5     13

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**     14

Exemption report     15-16



McBee & Co.

A Professional Corporation
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Stockholders of Rhodes Securities, Inc.**

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Rhodes Securities, Inc., as of April 30, 2023, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rhodes Securities, Inc. as of April 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Rhodes Securities, Inc.'s management. Our responsibility is to express an opinion on Rhodes Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Rhodes Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information contained in Schedule I, Supplemental Information Pursuant to Rule 17a-5 ("Schedule I") has been subjected to audit procedures performed in conjunction with the audit of Rhodes Securities, Inc.'s financial statements. The supplemental information is the responsibility of Rhodes Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co.

**McBee & Co., PC**
We have served as Rhodes Securities, Inc.'s auditor since 2023.
Dallas, Texas
July 31, 2023

## RHODES SECURITIES, INC.
## Statement of Financial Condition
## April 30, 2023

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 277,211 |
| Commissions receivable | | 360,577 |
| Clearing deposit | | 75,000 |
| Receivables and advances - related parties | | 491 |
| Prepaid expenses | | 52,086 |
| Operating office lease - right of use asset | | 642,323 |
| Operating copiers lease - right of use asset | | 18,172 |
| Prepaid federal income tax | | 4,914 |
| Deferred tax asset | | 14,394 |
| Property and equipment, at cost, net of accumulated depreciation and amortization of $193,399 | | 4,949 |
| **TOTAL ASSETS** | $ | 1,450,117 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---:|
| Liabilities: | | |
| Accounts payable and accrued liabilities | $ | 383,019 |
| Operating office lease - liability | | 636,230 |
| Operating copier lease - liability | | 17,701 |
| Federal income taxes payable | | 51,075 |
| State income taxes payable | | 10,156 |
| Total Liabilities | | 1,098,181 |
| | | |
| Stockholders' equity: | | |
| Common stock, no par value, 10,000,000 shares authorized, 99,000 shares issued and 90,000 shares outstanding. | | 21,000 |
| Preferred stock, no par value, 5,000,000 shares authorized, no shares issued and outstanding. | | - |
| Additional paid-in capital | | 33,100 |
| Retained earnings | | 374,237 |
| Treasury stock, 9,000 shares at cost | | (76,401) |
| Total Stockholders' Equity | | 351,936 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ | 1,450,117 |

See notes to the financial statements.

# RHODES SECURITIES, INC.
## Statement of Income
### For the Year Ended April 30, 2023

**Revenues**

| | | |
|---|---|---:|
| Securities commissions | $ | 749,943 |
| Distribution fees | | 1,113,530 |
| Interest income | | 303,810 |
| Margin interest | | 53,935 |
| Reimbursed expenses | | 683,701 |
| Other | | 87,214 |
| **Total Revenue** | | **2,992,133** |

**Expenses**

| | |
|---|---:|
| Commissions and related costs-registered representatives | 940,592 |
| Compensation and related costs-officers and employees | 1,043,888 |
| Clearing charges | 47,010 |
| Communications | 109,834 |
| Errors and bad debts | 5,638 |
| Interest expense | 10,454 |
| Occupancy and equipment costs | 268,236 |
| Professional fees | 113,589 |
| Promotional costs | 32,380 |
| Other | 294,814 |
| **Total Expenses** | **2,866,435** |
| Net income before income taxes | 125,698 |
| Provision for (benefit) income taxes | 47,275 |
| **Net Income** | **$ 78,423** |

See notes to the financial statements.

# RHODES SECURITIES, INC.
## Statement of Changes in Stockholders' Equity
### For the Year Ended April 30, 2023

|  | Common Stock | Additional Paid-in Capital | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|---|
| Balances at April 30, 2022 | $ 21,000 | $ 128,100 | $ 295,814 | $ (76,401) | $ 368,513 |
| Capital Distribution | -- | (95,000) | - | -- | (95,000) |
| Net income | -- | -- | 78,423 | -- | 78,423 |
| Balances at April 30, 2023 | $ 21,000 | $ 33,100 | $ 374,237 | $ (76,401) | $ 351,936 |

See notes to the financial statements.

## RHODES SECURITIES, INC.
## Statement of Cash Flows
## For the Year Ended April 30, 2023

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ | 78,423 |
| Adjustments to reconcile net income to net | | |
| Cash provided by operating activities: | | |
| Depreciation | | 1,558 |
| Amortization of right of use assets - operating leases | | 93,356 |
| Changes in operating assets and liabilities: | | |
| Decrease in commissions receivable | | 112,569 |
| Decrease in receivable and advances - related parties | | 52 |
| Decrease in prepaid expenses | | 21,173 |
| Decrease in accounts payable and accrued liabilities | | (55,607) |
| Increase in federal income taxes payable | | 13,377 |
| Decrease in operating office lease liability | | (105,928) |
| Decrease in operating copier lease liability | | (1,189) |
| Net cash provided by operating activities | | 157,784 |
| **Cash flows from financing activities** | | |
| Capital Distribution | | (95,000) |
| Net cash used in financing activities | | (95,000) |
| Net increase in cash | | 62,784 |
| Cash at beginning of year | | 214,427 |
| Cash at end of year | $ | 277,211 |
| **Supplemental Disclosures of Cash Flow Information** | | |
| Cash paid during the year for: | | |
| Income taxes - federal | $ | 12,096 |
| -state | | 5,639 |
| Interest | $ | 10,454 |
| Operating cash flows from operating leases - office | $ | 108,297 |
| Operating cash flows from operating leases - copiers | $ | 1,620 |
| **Non-Cash Investing and Financing Activities:** | | |
| Right of use assets obtained in exchange for new operating lease liabilities - office | $ | 724,246 |
| Right of use assets obtained in exchange for new operating lease liabilities - copiers | $ | 18,890 |

See notes to the financial statements.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Rhodes Securities, Inc. (Company) was organized in 1987 as a Texas corporation. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemption provisions of SEC Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities and clears all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company..

The Company operates as an independent full service broker-dealer in securities with its main office located in Ft. Worth, Texas. The Company supports registered representatives located throughout the United States whose customers are primarily individuals.

Significant Accounting Policies:

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Leases

The ROU assets represent our right to use the underlying assets for the lease term and the lease liabilities represent our obligation to make lease payments arising from the leases. Any future operating lease ROU assets and liabilities will be recognized at commencement date based on the present value of lease payments over the lease term.

On April 26, 2022 the Company entered into a lease relating to our copiers which expires on April 30, 2027. According to the terms of the lease agreement, the equipment was offered on an "as-is" basis with no option to renew or extend beyond the end of the lease term.

On May 4, 2022, the Company entered into one operating lease relating to the main office which begins on June 1, 2022 and expires on May 31, 2029. According to the terms of the lease agreement, space was offered on an "as-is" basis with no option to renew or extend beyond the end of the lease term.

Neither operating lease provided an implicit rate, so we used our annual estimated incremental borrowing rate of 2.47%, based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU assets also include any lease payments made and excludes lease incentives.

Securities Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Distribution Fees - Mutual Funds and Annuity Products

The Company earns revenue for selling mutual funds and variable annuities products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of 4 to 7 years.

Contract Balances

The Company's timing of revenue recognition may differ from the timing of customer payments. When there is an unconditional right to payment, according to the terms of the contract, the Company records a receivable. For receivables with unsatisfied performance obligations, the Company records deferred revenue until the performance obligations are satisfied. Receivables with no outstanding performance obligations are recognized as revenue upon issuance of the related invoice. The Company takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectible are written off against the allowance. The Company had receivables related to contracts from customers of $473,146 and $360,577 at April 30, 2022 and at April 30, 2023, respectively. Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for credit losses on these receivables. The Company had no deferred revenue related to unrecognized engagement fees where the performance obligations have not yet been satisfied at April 30, 2022 and at April 30, 2023, respectively.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return benefits and consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company is subject to state income taxes.

Recently Issued Accounting Pronouncements

Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2019-12, Simplifying the Accounting for Income Taxes to reduce the cost and complexity in accounting for income taxes in Topic 740. The Company adopted ASU2019-12 effective May 1, 2022, and adoption had no impact on the Company's financial statements.

Other recently issued ASU's effective after April 30,2023 are not expected to have a material effect on the Company's financial statements.

**Note 2 - Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At April 30, 2023, the Company had net capital of $265,441, which was $215,441 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.67 to 1.

**Note 3 - Transactions with Clearing Broker-Dealer**

The Company has an agreement with a clearing broker-dealer to provide clearing, execution and other related securities services. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires the Company to maintain a minimum of $75,000 in a deposit account with the clearing broker-dealer.

**Note 4 - Property and Equipment**

Property and equipment consists of the following:

| | | |
|---|---|---:|
| Furniture | $ | 77,048 |
| Equipment | | 91,848 |
| Leasehold improvements | | 29,452 |
| | | 198,348 |
| Less accumulated depreciation and amortization | | (193,399) |
| | $ | 4,949 |

Depreciation and amortization expense totaled $1,558 for the year and is reflected in the accompanying statement of income as occupancy and equipment costs.

**Note 5 - Income Taxes**

The provision for income taxes consists of the following:

| | | |
|---|---|---:|
| Current federal income tax expense | $ | 41,636 |
| Current state income tax expense | | 5,639 |
| Total income tax expense (benefit) | $ | 47,275 |

The Company's current federal income tax expense differs from the expected income tax expense from applying statutory rates to net income (loss) before income taxes because of permanent differences related to nondeductible expenses and state taxes.

Note 5 -  Income Taxes, continued

Deferred income tax assets, liabilities:

| | |
|---|---|
| Net property and equipment | $ 14,394 |
| Net deferred tax asset | $ 14,394 |

Note 6 -  Defined Contribution Plan

The Company has a qualified 401(k) profit sharing plan which covers all employees meeting certain eligibility requirements.  Eligible employees may make elective contributions not to exceed statutory limits and the Company may make discretionary matching and profit sharing contributions.  Employee contributions vest immediately and Company contributions are on a 6 year vesting schedule.  The Company made discretionary matching contributions of $90,229 and incurred administrative fees totaling $3,575 for the year ended April 30, 2023.

Note 7 -  Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer.  The clearing broker-dealer carries the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions.  Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses incurred to the Company.  The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has commissions receivable and a clearing deposit due from and held by its clearing broker-dealer of $360,577 and $75,000, respectively, totaling $435,577, which represents approximately 30% of the Company's total assets.

Note 8 - Commitments and Contingencies

Commitments

The Company leases office facilities and copiers under noncancelable operating leases expiring in May 2029. The office facilities lease requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. Future minimum payments under the noncancelable operating leases as of April 30, 2023 are as follows:

| For the year ending April 30, | Amount |
|---|---|
| 2024 | $ 112,395 |
| 2025 | 114,610 |
| 2026 | 116,826 |
| 2027 | 119,041 |
| 2028 | 119,917 |
| Thereafter | 123,329 |
| Total future minimum lease payments | $ 706,118 |
| Less imputed interest | < 52,187> |
| Total | $ 653,931 |

Lease expense for the year under the operating leases was $100,019.

Note 9 - Related Party Transactions

The Company and Rhodes Investment Advisors, Inc. (RIA), a related party registered investment advisor and insurance sales company, are under common control, and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company earned and reported $558,242 in variable annuity commissions received by RIA during the year through dual licensed registered representatives with RIA.

Investment advisory fees received by the Company during the year from its clearing broker-dealer, as well as direct business, totaling approximately $2.9 million, were earned and reported as revenue of RIA.

The Company has a Services Agreement (Agreement) with RIA, effective July 2007. The Agreement is for a one year term, automatically renews on a year to year basis unless terminated by either party on 30 days notice prior to expiration of an annual term. Under the Agreement, the Company is to provide office facilities, personal property and support services. The Company invoices RIA monthly for the expenses allocated and support services provided. The amounts invoiced and billed were not consummated on terms equivalent to arms length transactions and fluctuate on a monthly basis. The total amount billed to RIA under this Agreement were approximately $293,000 for the year ended April 30, 2023 and have been reported as expense reimbursements or reductions of various expenses in the statement of income.

The Company is the common paymaster for RIA's registered representatives.

The Company generally settles the amounts due to or from RIA monthly and at April 30, 2023 no money was due to the Company from RIA.

Note 10 – Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to April 30, 2023, through July 31, 2023, the date the financials were available to be issued, and determined that no additional financial statement recognition or disclosure is necessary.

## RHODES SECURITIES, INC.
### Supplemental Information Pursuant to Rule 17a-5
### As of April 30, 2023

**Computation of Net Capital**

| | | | | |
|---|---|---:|---|---:|
| Total stockholders' equity qualified for net capital | | | $ | 351,936 |

Deductions and/or charges
  Non-allowable assets:

| | | | | |
|---|---|---:|---|---:|
|    Commissions receivable | $ | 3,097 | | |
|    Receivables and advances - related parties | | 491 | | |
|    Non-allowable portion of right-of-use asset | | 6,564 | | |
|    Deferred tax asset | | 14,394 | | |
|    Prepaid expenses | | 52,086 | | |
|    Prepaid federal income tax | | 4,914 | | |
|    Property and equipment, net | | 4,949 | | (86,495) |
| Net capital | | | $ | 265,441 |

**Aggregate Indebtedness**

| | | | | |
|---|---|---|---|---:|
|   Accounts payable and accrued liabilities | | | $ | 383,019 |
|   Income taxes payable - current | | | | 61,231 |
| Total aggregate indebtedness | | | $ | 444,250 |

**Computation of Basic Net Capital Requirement**

| | | | |
|---|---|---|---:|
| Minimum net capital required (greater of $50,000 or   6 2/3% of aggregate indebtedness) | | $ | 50,000 |
| Net capital in excess of minimum requirement | | $ | 215,441 |
| Ratio of aggregate indebtedness to net capital | | 1.67 | to 1 |

**Reconciliation of Computation of Net Capital**

The above computation differs from the computation of net capital under Rule 15c3-1

as of April 30, 2023 as filed by Rhodes Securities, Inc. originally on form X-17-A-5 as follows.

| | | | |
|---|---|---|---:|
|   Net Capital as originally filed | | $ | 272,005 |
|    Deduct: Non-allowable portion of right-of-use assets | | | 6,564 |
|   Net Capital per audit | | $ | 265,441 |



## McBee & Co.

A Professional Corporation
Certified Public Accountants

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Stockholders of Rhodes Securities, Inc.**

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Rhodes Securities, Inc. ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Rhodes Securities, Inc. claimed the following exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Rhodes Securities, Inc. stated that Rhodes Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year, April 30, 2023, without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Rhodes Securities, Inc. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, April 30, 2023, without exception.

Rhodes Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rhodes Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

*McBee & Co.*

**McBee & Co., PC**

Dallas, Texas
July 31, 2023

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

# RHODES SECURITIES
## INCORPORATED

endurance. strength. vision.

MEMBER · FINRA · SIPC · SIFMA

## Exemption Report

Rhodes Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74[4] of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Rhodes Securities, Inc.

I, J Gordon Rhodes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO
**06/07/2023**

Fort Worth Club Building · Suite 1000
306 West 7th Street · Fort Worth, Texas 76102-4905

ph: 817.334.0455 · tf: 800.330.0455 · fx: 817.334.0063
www.rhodessecurities.com

Insurance and investment advisory products offered through Rhodes Investment Advisors, Inc.

[4] Footnote 74 of Release No. 34-70073 and the related SEC Staff Frequently Asked Questions contemplate a broker-dealer that: (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year. A broker-dealer that has one or more deviations from the practices described in Footnote 74 and the SEC Staff FAQs should consider whether it is appropriate for the broker-dealer to file a compliance report as opposed to the exemption report taking into account the nature and extent of the deviation or deviations.